GETTY COPPER INC.

January 25, 2011

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention:      Mr. Karl Hiller, Branch Chief

Re:     Getty Copper Inc.
          Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2009
          SEC File No. 000-29578

Dear Mr. Hiller:

We write in response to Staff's comment letter dated December 9, 2010. Further to the Company's annual report for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission (the "Commission") on Form 20-F, and all amendments filed with respect thereto, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

GETTY COPPER INC.

Per: /s/ Cory Anderson
Dr. Corby Anderson, QP CEng FIChemE
President, CEO

1000 Austin Ave., Coquitlam, B.C., Canada V3K 3P1 Tel:(604) 931-3231 Fax: (604) 931-2814
www.gettycopper.com	TSX Venture Exchange: GTC	E-mail: getty@telus.net